Exhibit 99.1

D. MEDICAL INDUSTRIES LTD.
 7 Zabotinsky St., Moshe Aviv Tower, Ramat-Gan, Israel
+972(3)611-4514

Notice of Adjourned Annual General Meeting of Shareholders

January 11, 2011

To the shareholders of D. Medical Industries Ltd.:

You are cordially invited to attend the Adjourned Annual General Meeting of Shareholders of D. Medical Industries Ltd. (the “Company”) to be held at the Company's offices at 3 HaSadna St., Tirat Carmel, Israel on February 16, 2011 at 12 p.m. local time.

The Adjourned Annual General Meeting of Shareholders is convened following the adoption of the fourth matter on the agenda of the Annual General Meeting of Shareholders held on January 11, 2011 (the "Annual Meeting"), i.e. the postponement to an adjourned meeting of the adoption of resolutions regarding the election of class A directors of the Company and the election and compensation of an external director of the Company; and the authorization of the Company's board of directors to fix the date of such adjourned meeting.

At the Adjourned Meeting, holders of the Company's ordinary shares will be asked to vote on the following matters:

(1)	To elect Mr. Shai Beilis as a class "A" director of the Company, to serve until the third annual general meeting of shareholders to be held after the Annual Meeting.

(2)	To re-elect Ms. Galia Malka as an external director of the Company effective as of the expiration of her current term on February 10, 2011.

(3)
To approve that the annual and participation compensation of the Company's external directors be the "minimum amount" as set forth in the second and third schedules, respectively, of the Companies Regulation (Rules with respect to the Compensation and Expenses of an External Director), 2000, determined each year based on the Company's "level" pursuant to the first schedule of such regulations.

Items 1 and 3 on the agenda require the affirmative vote of the holders of a majority of the voting power represented at the meeting and voting thereat (abstentions are not counted).

Item 2 on the agenda requires the affirmative vote of the holders of a majority of the voting power represented at the meeting and voting thereat (abstentions are not counted), provided that either (a) such majority includes at least one-third of the shares held by all non-controlling shareholders present and voting at the meeting; or (b) the total number of shares of non-controlling shareholders voted against the matter does not exceed 1% of the aggregate voting rights of the Company.

You are entitled to vote at the meeting only if you were a shareholder of the Company as of the close of business on December 8, 2010 (the record date of the Annual Meeting).

You may attend the meeting in person and vote thereat, appoint a proxy, or vote by written ballot. For those who wish to vote by proxy, a proxy card is attached to the proxy statement accompanying this notice.  The written ballot (available in Hebrew only), which includes the details regarding its use, is available at www.magna.isa.gov.il or at www.maya.tase.co.il and may also be obtained by directly addressing the Company at its registered office (7 Zabotinsky St., Moshe Aviv Tower, Ramat-Gan, Israel).  A written ballot must be submitted at least 72 hours before the time of the meeting and a proxy must be submitted at least 48 hours before the time of the meeting.

Details regarding the matters on the agenda and some additional details regarding the meeting are provided in the accompanying proxy statement.

By order of the board of directors,

/s/ Amir Loberman

Amir Loberman
 Chief Financial Officer of the Company

January 11, 2011

PROXY STATEMENT FOR AN ANNUAL GENERAL MEETING OF SHAREHOLDERS

The enclosed proxy is solicited on behalf of the board of directors of D. Medical Industries Ltd. (the “Company”) for use at the Company’s Adjourned Annual General Meeting of Shareholders (the “Adjourned Meeting”) to be held on February 16, 2011 at 12 p.m. Israel time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Adjourned Meeting will be held at the offices of the Company located at 3 HaSadna St., Tirat Carmel, Israel. The telephone number at that address is +972-732-507135.

This Adjourned Meeting is convened following the adoption of the fourth matter on the agenda of the Annual General Meeting of Shareholders held on January 11, 2011 (the "Annual Meeting"), i.e. the postponement to an adjourned meeting of the adoption of resolutions regarding the election of class A directors of the Company and the election and compensation of an external director of the Company; and the authorization of the Company's board of directors to fix the date of such adjourned meeting.

AGENDA ITEMS

The following matters are on the agenda of the Adjourned Meeting:

(1)	To elect Mr. Shai Beilis as a class "A" director of the Company, to serve until the third annual general meeting of shareholders to be held after the Annual Meeting.

(2)	To re-elect Ms. Galia Malka as an external director of the Company effective as of the expiration of her current term on February 10, 2011.

(3)
To approve that the annual and participation compensation of the Company's external directors be the "minimum amount" as set forth in the second and third schedules, respectively, of the Companies Regulation (Rules with respect to the Compensation and Expenses of an External Director), 2000, determined each year based on the Company's "level" pursuant to the first schedule of such regulations.

For convenience purposes, the matters set forth in the proxy statement for the Annual Meeting in connection with the fourth matter on its agenda, are presented again herein.

RECORD DATE

You are entitled to notice of the Adjourned Meeting and to vote at the Adjourned Meeting if you were a shareholder of record of the Company's ordinary shares, par value NIS 0.32 per share, at the close of business on December 8, 2010 (the “Record Date”), which was the record date for the Annual Meeting. You are also entitled to notice of the Adjourned Meeting and to vote at the Adjourned Meeting if you held Company's ordinary shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

QUORUM

A quorum must be present to allow a discussion of the matters on the agenda. A quorum will be present if at least one or more shareholders are present in person or by proxy holding at least 25% of the voting power of the Company. If a quorum is not present within half an hour from the time scheduled for the Adjourned Meeting, the Adjourned Meeting will be adjourned to the same day of the next week, at the same time and place. If the quorum is not present within half an hour at such adjourned meeting any number of shareholders present in person or by proxy shall constitute a quorum.

There are currently 7,784,006 outstanding ordinary shares of the Company.

VOTING AT THE ADJOURNED MEETING, SOLICITATION AND REVOCABILITY OF PROXIES

Each outstanding ordinary share is entitled to one vote upon the matter to be voted on at the Adjourned Meeting.

Shareholders entitled to vote at the Adjourned Meeting may attend the Adjourned Meeting in person and vote thereat, appoint a proxy, or vote by written ballot.

For those who wish to vote by proxy, a proxy card is attached. The proxy card must be received by the Company's transfer agent or at the Company's outside counsel's office in Israel (Yoram L. Cohen, Ashlagi, Eshel, 2 Weizman St., Tel-Aviv, Israel) at least 48 hours prior to the time of the Adjourned Meeting to be validly included in the tally of ordinary shares voted at the Adjourned Meeting. Please follow the instructions on the proxy card. The board of directors of the Company is soliciting the attached proxy cards for the Adjourned Meeting, primarily by mail. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services.

You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Adjourned Meeting. Attendance at the Adjourned Meeting will not in and of itself constitute revocation of a proxy. Generally, shares represented by a valid proxy card in the attached form will be voted in favor of the proposed resolution to be presented to the Adjourned Meeting, unless you clearly vote against a specific resolution.

The written ballot (available in Hebrew only), which includes the details regarding its use, is available at www.magna.isa.gov.il or at www.maya.tase.co.il and may also be obtained by directly addressing the Company at its registered office in Israel.  A written ballot must be submitted at least 72 hours before the time of the Adjourned Meeting to be validly included in the tally of ordinary shares voted at the Adjourned Meeting.

BENEFICIAL OWNERSHIP OF ORDINARY SHARES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of January 10, 2011, concerning: (i) persons or entities known to the Company to beneficially own 5% or more of the issued and outstanding ordinary shares of the Company; and (ii) the number of ordinary shares of the Company beneficially owned by all of our current directors and officers as a group:

Name	Number of Shares(1)	Percent of Shares(1)
Zeev Bronfeld (2)	1,051,715	13.43%
Meni Mor (3)	1,051,715	13.43%
Eyal Sheratzky (4)	1,051,715	13.43%
Shimon Cohen (5)	408,801	5.25%
I.B.I. – Amban Asset Management Ltd. (6)	Not available	More than 5%
All directors and executive officers as a group (8 persons) (7)	1,133,245	14.33%

_____________
(1) Beneficial ownership of shares is determined in accordance with the rules of the Securities and Exchange Commission (the "SEC") and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of January 10, 2011 are deemed to be outstanding and beneficially owned by the person holding the warrants or stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person. Percentage ownership is based on 7,784,006 ordinary shares outstanding as of January 10, 2011. All information with respect to the beneficial ownership of a principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13G filed with the SEC or the most recent report filed in Israel.
(2) Mr. Bronfeld is a class C director of the Company. Includes 504,661 ordinary shares and 15,156 warrants to purchase ordinary shares exercisable within 60 days of January 10, 2011 held directly by Mr. Bronfeld, constituting 6.66% of the Company's issued and outstanding share capital as of January 10, 2011. In view of a voting agreement among Mr. Mor, Mr. Bronfeld and Mr. Sheratzky, the holdings of Mr. Mor and Mr. Sheratzky are also attributed to Mr. Bronfeld.
(3) Mr. Mor is a class C director of the Company. Includes 254,214 ordinary shares and 15,156 warrants to purchase ordinary shares held directly by Mr. Mor, constituting 3.45% of the Company's issued and outstanding share capital as of January 10, 2011. In view of a voting agreement among Mr. Mor, Mr. Bronfeld and Mr. Sheratzky, the holdings of Mr. Bronfeld and Mr. Sheratzky are also attributed to Mr. Mor.
(4) Mr. Sheratzky is a class C director of the Company. Includes 247,372 ordinary shares and 15,156 warrants to purchase ordinary shares exercisable within 60 days of January 10, 2011 held directly by Mr. Sheratzky, constituting 3.37% of the Company's issued and outstanding share capital as of January 10, 2011. In view of a voting agreement among Mr. Mor, Mr. Bronfeld and Mr. Sheratzky, the holdings of Mr. Bronfeld and Mr. Mor are also attributed to Mr. Sheratzky.
(5) Based on Mr. Cohen's report on Form 13G, filed with the SEC on August 19, 2010.
(6) Based on a report filed in Israel by I.B.I. - Amban Asset Management Ltd., which report does not state the amount of shares held.
(7) Includes a total of 1,011,908 ordinary shares and 121,337 options exercisable within 60 days of January 10, 2011.

MATTERS TO BE VOTED ON

A convenience U.S. dollar translation of NIS amounts is provided using the rate of NIS 3.5770 to US$1.00, the representative rate of exchange as of January 7, 2010 as published by the Bank of Israel.

Proposal No. 1 – The Election of Shai Beilis as a Class A Director

General
Pursuant to the Company's articles of association, the Company's board of directors must consist of at least three and not more than 11 directors, including a minimum of two external directors as required by the Israeli Companies Law, 1999 (the "Companies Law"). The Company's directors (other than the external directors) are divided into three classes, and directors are elected for a term of three years (except for the first two years during which the provision for a staggered board is implemented as described below). The term of office of directors assigned to class "A" will expire at the Annual Meeting (which is the first annual meeting of shareholders held after the date the provision for a staggered board was adopted) and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class "B" will expire at the next annual meeting of shareholders and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class "C" will expire at the annual meeting of shareholders to be held after the next annual meeting of shareholders and at each third succeeding annual meeting thereafter.

Therefore, the term of office of Isaac Unger, who has been serving as a class "A" director will expire at the Annual Meeting.

It is proposed that Mr. Shai Beilis be elected as a class "A" director of the Company.

Mr. Shai Beilis

Shai Beilis, 62, has been serving since December 1998 as the chief executive officer and chairman of the board of directors of Formula Ventures, Ltd., an Israeli venture fund, which focuses on investments in early stage Israel-related Information Technology start-ups. Mr. Beilis is also the chairman of Formula Vertex UK, who managed a high tech portfolio in Europe for UBS Capital. Prior to founding Formula Ventures Ltd., Mr. Beilis served as the chief executive officer of Argotec Ltd. during the years 1995 through 1998.  Argotec Ltd., a wholly owned company of Formula Systems - Israel’s largest Information Technology group, was established to capitalize on investment opportunities in the Israeli Information Technology sector, and was responsible for the evolution of several Information Technology Israeli start-ups.  Mr. Beilis has served as a board member at over 60 companies including publicly listed companies and is currently serving as a board member of Click Software Technologies Ltd. (NASDAQ: CKSW), RadView Software Inc. (NASDAQ: RDVWF), Earnix Ltd., KR 36 Ltd., Free-Lax Ltd. and BotanoCap Ltd.

Mr. Beilis holds an M.Sc. in Computer Science from the Weizmann Institute of Science in Rehovot, Israel and a B.Sc. in Mathematics and Economics from the Hebrew University in Jerusalem, Israel (Cum Laude).

If elected, Mr. Beilis will be deemed an "independent director" as defined under the NASDAQ listing rules and will be appointed to serve on the audit committee of the Company's board of directors.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Adjourned Meeting and voting thereat (abstentions are not counted) is necessary for the approval of this matter.

Proposed Resolution

It is proposed that the following resolution be adopted at the Adjourned Meeting:

"RESOLVED, that Shai Beilis be, and he hereby is, elected as a class "A" director of the Company, to serve until the third annual general meeting of shareholders to be held after the Annual Meeting".

Board Recommendation

The board of directors recommends a vote "FOR" this matter.

Proposal No. 2 – The Re-election of Ms. Galia Malka as an External Director

General

Under the Companies Law, Israeli companies whose shares are publicly traded are required to appoint at least two external directors to serve on their board of directors. In addition, each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all external directors then serving on the board of directors. The Companies Law provides for an initial three-year term for an external director which may be extended for one additional three-year term.

A person may not serve as an external director if, at the date of the person’s appointment or within the prior two years, the person or his or her relatives, partners, employees or entities under the person’s control, have or had any affiliation with the Company or any entity controlling, controlled by or under common control with the Company. Under the Companies Law, the term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control or service as an office holder.

A person may not serve as an external director if that person’s position or other business activities create, or may create, a conflict of interest with the person’s service as an external director or may otherwise interfere with the person’s ability to serve as an external director. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time. An individual may not be appointed as an external director if he is an employee of the Israel Securities Authority or of a stock exchange in Israel. Until the lapse of two years after termination or expiration of an external director’s membership on a board of directors, such company may not engage an external director to serve as an executive officer or director and cannot employ or receive services from that person for pay, either directly or indirectly, including through a corporation controlled by that person. If at the time any external director is appointed, all members of the board of directors are the same gender, then the external director to be appointed must be of the other gender.

Under the Companies Law, a person may be appointed as an external director if he or she has professional qualifications or if he or she has accounting and financial expertise. In addition, the board of directors must determine that at least one of the external directors has accounting and financial expertise. The compensation of external directors must comply with the Regulations and is generally fixed by the general meeting of shareholders that elects the external directors.

The Company's two external directors at this time are Galia Malka and Avi Ben Haim. Both are serving their first term. Ms. Malka's term expires on February 10, 2011.  It is proposed that Ms. Malka's term be extended by an additional three years.

Ms. Galia Malka

Galia Malka has been serving as our external director since February 2008. Ms. Malka was a systems analyst and a financial implementation expert in the Bank Leumi’s project of assets management system. She also serves as an external director at S.D.S. (Star Defence Systems) Ltd. and Elbit Medical Technologies Ltd. Ms. Malka holds a B.A in Statistics, magna cum laude, from Haifa University, and a MBA, specializing in finance, from the Ben-Gurion University.

Ms. Malka has represented that she meets the requirements of an external director. In addition, Ms. Malka has an accounting and financial expertise, as required under the Companies Law and the NASDAQ listing rules.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the meeting and voting thereat (abstentions are not counted) is necessary for the approval of this matter, provided that either (a) such majority includes at least one-third of the shares held by all non-controlling shareholders present and voting at the meeting; or (b) the total number of shares of non-controlling shareholders voted against the matter does not exceed 1% of the aggregate voting rights of the Company.

Proposed Resolution

It is proposed that the following resolution be adopted at the Adjourned Meeting:

"RESOLVED, that Galia Malka be, and she hereby is, re-elected as an external director of the Company, to serve for a term of three years from February 10, 2011".

Board Recommendation

The board of directors recommends a vote "FOR" this matter.

Proposal No. 3 – The Approval of the Compensation of the Company's External Directors

Under Israeli law, external directors may be compensated only in accordance with the Companies Regulations (Rules Regarding Compensation and Expenses for External Directors), 2000 (the “Regulations”).

The Regulations set minimum, median and maximum amounts of compensation for external directors, based on a company's year-end equity. Each company may set its external directors compensation within this range. The compensation is provided on an annul basis and on a per-meeting basis. It must be set at the time the external director is elected and generally, may not change during the director's three years term. The Regulations allow a higher compensation for a director who has an accounting and financial expertise.

It is proposed that Ms. Galia Malka be compensated at the "minimum amount" level set forth in the Regulations for the annual compensation and the per-meeting compensation, without regard to her "expert" status.

In view of the Company's equity as of December 31, 2009, the minimum compensation payable to external directors under the Regulations as currently in effect is composed of an annual compensation of NIS 19,877 (approximately US$ 5.5 thousand) and a per meeting compensation of NIS 1,151 (approximately US$300), linked to the Israeli consumer price index (or 50% and 60% thereof in the event of a written resolution or a telephonic meeting, respectively).

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Adjourned Meeting and voting thereat (abstentions are not counted) is necessary for the approval of this matter.

Proposed Resolution

It is proposed that the following resolution be adopted at the Adjourned Meeting:

"RESOLVED, that the annual and participation compensation of the Company's external directors be the "minimum amount" as set forth in the second and third schedules, respectively, of the Companies Regulation (Rules with respect to the Compensation and Expenses of an External Director), 2000, determined each year based on the Company's "level" pursuant to the first schedule of such regulations."

Board Recommendation

The board of directors recommends a vote "FOR" this matter.

By order of the board of directors,

/s/ Amir Loberman

Amir Loberman
 Chief Financial Officer of the Company